Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention:   Tara Harkins

Kevin Vaughn

Jane Park

Jeffrey Gabor

Re:	PepGen Inc.

Draft Registration Statement on Form S-1 (File No. 333-264335)

Filed April 15, 2022

CIK No. 0001835597

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of PepGen Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, filed on April 15, 2022 (the “Registration Statement”), as set forth in the Staff’s letter dated April 22, 2022 addressed to James McArthur, Ph.D., the Company’s President and Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

U.S. Securities and Exchange Commission

May 2, 2022

Registration Statement on Form S-1 filed April 15, 2022

PGN-EDO51, page 3

1.

We note your response to our prior comment 1, which we reissue in part. Please remove the reference to “potent” on pages 3, 120 and 127. Given the prominent disclosure of the cross-trial comparisons conducted with data published by Sarepta Therapeutics and Dyne Therapeutics in your Summary, please advise whether you relied on such cross-trial comparisons in your CTA submission for PGN-EDO51.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 3, 120 and 127 to remove references to “potent”.

The Company supplementally advises the Staff its preclinical data package for PGN-EDO51, including preliminary safety and efficacy data, was submitted as part of its CTA for the product candidate. Comparative data for Sarepta Therapeutics and Dyne Therapeutics were published by those respective companies and are publicly available. The Company further advises the Staff that the purpose of the CTA was to seek clearance from the regulatory agency to begin clinical testing in humans for the Company’s Phase 1 program for PGN-EDO51. The Company believes that while preliminary efficacy data on PGN-EDO51 provided additional information for the regulatory agency to consider, for purposes of the CTA, the Company’s primary objective was to communicate sufficient safety data for the agency to permit dosing humans with PGN-EDO51.

Preclinical tolerability data: Generally well-tolerated…page 143

2.

We acknowledge your revised disclosure in response to our prior comment 2. Please revise to include the meaning of “hypomagnesemia.” Revise to clarify that hypomagnesemia is a side effect observed in your non-GLP repeat-dose study of PGNEDO51 and identify the number of NHPs that experienced hypomagnesemia in your study.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 143 to provide a definition of hypomagnesemia, to clarify that it was a side effect observed in its non-GLP repeat-dose study, and to identify the number NHPs that experienced hypomagnesemia in the study.

Research and Development, page F-12

3.

We note your disclosure relating to the receipt of government grants and refundable research and development tax credits. Please provide a brief description of the material terms of your government grants, including but not limited to, the aggregate amounts, conditions and term, and file any agreements as exhibits to the registration statement or tell us why it is not material.

U.S. Securities and Exchange Commission

May 2, 2022

RESPONSE: The Company respectfully advises the Staff that a brief description of the material terms of the government grants referenced in the Staff’s comment is contained in note 6, “Material Agreements” of the consolidated financial statements on page F-17. With respect to the discussion on page F-12 regarding reductions of research and development expenses recorded in the Company’s consolidated statements of operations, the Company supplementally advises the Staff that the amounts presented in this discussion includes research and development tax credits. The amount of government grants received for the applicable periods are discussed in note 6 on page F-17.

The Company further advises the Staff that it does not believe any of its government grants are material agreements within the meaning of Item 601 of Regulation S-K. As described in the Registration Statement, the Company’s business includes advancing and developing product candidates, and companies in its industry routinely receive government grants in the ordinary course of business. The Company supplementally advises the Staff that its business is not substantially dependent on these grants. The Company further advises that the amounts provided by these grants, totaling $1.4 million and $0.2 million for the years ended December 31, 2020 and 2021, respectively, represent a small proportion of the Company’s expenditures, the total amount that the Company is eligible to receive is $2.1 million, and the Company will not receive any further funding from this government grant. For the foregoing reasons, the Company believes that these government grants do not rise to the level of a material agreement under Item 601 of Regulation S-K and do not need to be filed as an exhibit to the Registration Statement.

***

If you should have any questions regarding the enclosed matters, please contact me at (617) 570 1483.

Sincerely,

/s/ James Xu, Esq.
James Xu, Esq.

Enclosures

cc:	James McArthur, Ph.D., President and Chief Executive Officer, PepGen, Inc.